

March 13, 2017

Daniel E. Smith
Senior Vice President,
General Counsel and Corporate Secretary
Consolidated-Tomoka Land Co.
Post Office Box 10809
Daytona Beach, Florida 32120-0809

Re: Consolidated-Tomoka Land Co.
Preliminary Proxy Statement filed on Schedule 14A
PREC14A filing made on March 6th, 2017 by Consolidated-Tomoka Land Co.
File Number: 001-11350

Dear Mr. Smith,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

PREC14A filing made on March 6, 2017

1. Please revise the proxy statement to include the disclosure required by Rule 14a-6(e)(1). The Notice of Annual Meeting, while filed under cover of Schedule 14A, is outside the scope of the information required in the proxy statement as defined in Rule 14a-1(g). Refer to Rules 14a-3(a) and Rule 14a-101.

2. Rule 14a-6(d) requires that the preliminary proxy statement contain a statement indicating the estimated release date of the definitive proxy statement to security holders. At present, a statement suggesting the proxy statement will be affirmatively mailed via U.S. mail to shareholders "[o]n or about March 22, 2017." Please revise this date as appropriate.

3. Please update the disclosures regarding the impending solicitation in opposition to be conducted by Wintergreen Advisers given its filing of a preliminary proxy statement. Please also confirm that Consolidated-Tomoko Land Co. will revise its preliminary proxy statement to include any disclosures required by Items 4(b) and 5(b) to the extent not already provided.

General Information, pages 1-6

4. The disclosure indicates that broker non-votes will exist. Under NYSE Rule 452, and the more recent interpretations thereof, however, all matters presented on the proxy card with respect to a contested proxy solicitation are not routine and accordingly, brokers may not exercise their discretionary authority to vote the shares they hold of record. Notwithstanding this interpretation, disclosure at page four indicates that shares may be voted "even" absent the transmission of instructions to a broker, bank or other nominee if held in "street name." Please confirm the accuracy of the existing disclosures by providing us with written affirmation the statements cited from the issuer's proxy statement are correct or revising the disclosure to make clear, if true, that broker non-votes will not exist in this solicitation.

Proposal 1: Election of Directors, page 3

5. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

What are the Board's voting recommendations and what happens if I return an unmarked proxy card?, page 4

6. Notwithstanding the disclosure on page 45 indicating that the Board is unaware of any other matters to be introduced at the annual meeting, the disclosure here and on the proxy form indicates that the proxies are authorized to vote upon such other matters as may properly come before the meeting in their discretion. Please remove the implication that the proxy holders have been authorized to vote on any and all matters by qualifying the scope of such discretionary authority granted to conform to the applicable standard under Rule 14a-4(c)(1).

Form of Proxy

7. Please reconcile the inconsistency regarding the intended use of the discretionary authority available under Rule 14a-4(b). In one instance, the impression is given that the proxies will not vote on Proposal 4 in the event an executed but unmarked card is received, whereas another indicates that "1 Year" will be selected on Proposal 4 if no direction is made.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Robert B. Robbins, P.C.
Justin J Bintrim, Esq.
Pillsbury Winthrop Shaw Pittman LLP

Dennis O. Garris, Esq.
Alston & Bird LLP